# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Caris Life Sciences, Inc., CIK 0002019410
CUSIP: 142152107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 750 W. John Carpenter Freeway, Suite 800, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001325073

## Reporting persons
- J H Whitney VI L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,256,615; sole dispositive power 0; shared dispositive power 11,256,615; aggregate amount beneficially owned 11,256,615 (4% of the class)
- J. H. Whitney Equity Partners VI, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,256,615; sole dispositive power 0; shared dispositive power 11,256,615; aggregate amount beneficially owned 11,256,615 (4% of the class)
- VIGANO PAUL R: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,256,615; sole dispositive power 0; shared dispositive power 11,256,615; aggregate amount beneficially owned 11,256,615 (4% of the class)
- WILLIAMS ROBERT M JR: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,256,615; sole dispositive power 0; shared dispositive power 11,256,615; aggregate amount beneficially owned 11,256,615 (4% of the class)

## Item 1. Issuer
Name of issuer: Caris Life Sciences, Inc.
Address of issuer's principal executive offices: 750 W. John Carpenter Freeway, Suite 800, Irving, Texas, 75039

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of J.H. Whitney VI, L.P., as the direct holder of the shares reported herein, J.H. Whitney Equity Partners VI, LLC, as the sole general partner of J.H. Whitney VI, L.P., and Paul R. Vigano and Robert M. Williams, Jr., as the managing members of J.H. Whitney Equity Partners VI, LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of each Reporting Person is 212 Elm Street, Suite 1, New Canaan, CT 06840.
Citizenship: J.H. Whitney VI, L.P. is a Delaware limited partnership. J.H. Whitney Equity Partners VI, LLC is a Delaware limited liability company. Paul R. Vigano and Robert M. Williams Jr. are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,256,615
Percent of class: 4.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,256,615
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11,256,615

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J.H. Whitney VI, L.P.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- J H Whitney VI L P: /s/ Paul R. Vigano, Paul R. Vigano, Managing Member of J.H. Whitney Equity Partners VI, LLC, its General Partner (08/12/2026)
- J. H. Whitney Equity Partners VI, LLC: /s/ Paul R. Vigano, Paul R. Vigano, Managing Member (08/12/2026)
- VIGANO PAUL R: /s/ Paul R. Vigano, Paul R. Vigano (08/12/2026)
- WILLIAMS ROBERT M JR: /s/ Robert M. Williams, Jr., Robert M. Williams, Jr. (08/12/2026)